

Commonwealth of Puerto Rico
DEPARTMENT OF STATE
San Juan, Puerto Rico

CERTIFICATE OF REGISTRY

I, **DAVID E. BERNIER RIVERA**, Secretary of State of the Commonwealth of Puerto Rico;

CERTIFY: That **CHOICETRADE HOLDINGS, INC.**, register number **344413**, is a **Domestic For Profit Corporation** organized under the laws of Puerto Rico on this **23rd of October, 2014 at 02:51 PM**.



IN WITNESS WHEREOF, the undersigned by virtue of the authority vested by law, hereby issues this certificate and affixes the Great Seal of the Commonwealth of Puerto Rico, in the City of San Juan, Puerto Rico, today, **October 23, 2014.**

DAVID E. BERNIER RIVERA
Secretary of State

806892 - $150.00



Commonwealth of Puerto Rico
Department of State

Certificate of Incorporation of a Stock Corporation

Article I - Corporation Name

The name of the Domestic Corporation is: CHOICETRADE HOLDINGS, INC.
Desired term for the name is: Inc.

Article II - Designated Office and Resident Agent

Its designated office in the Commonwealth of Puerto Rico will be located at:

Street Address	Metro Office Park, Metro Parque, 7 Street 1, Suite 204, San Juan, PR, 00968
Mailing Address	197 State Route 18, Suite 3000, East Brunswick, NJ, 08816
Phone	(561) 395-1000

The name, street and mailing address of the Resident Agent in charge of said office is:

Name	United Corporate Services, Inc.
Street Address	BBV Tower, 254 Munoz Rivera Avenue, P1 Fl, San Juan, PR, 00918
Mailing Address	BBV Tower, 254 Munoz Rivera Avenue, P1 Fl, San Juan, PR, 00918
Email	adtoro@fgrlaw.com
Phone	(787) 759-3210

Article III - Nature of Business

This is a For Profit corporation whose nature of business or purpose is as follows:

(1) Consulting Services
(2) Management Services
(3) Any other lawful business purpose

Article IV - Capital Stock

The number and classes of authorized capital stock of this corporation are as follows:

Class	Common
Share Number	40,000,000
Par Value	$0.01

The denomination, faculties, preferences, and rights of the stock are:

Common Stock: One vote per share.

The number and classes of authorized capital stock of this corporation are as follows:

Class	Preferred
Share Number	100,000

Par Value $0.01

The denomination, faculties, preferences, and rights of the stock are:

Preferred Stock: Ten Thousand (10,000) votes per share. All other items as fixed by shareholder vote or Board of Directors resolution.

Article V - Incorporators

The name, street and mailing address of each Incorporator is as follows:

Name	**Golvala, Neville**
Street Address	███████████████████████████
Mailing Address	███████████████████████████
Email	███████████████████

Article VI - Officers

If the faculties of the Incorporators will end upon the filing of the Certificate of Incorporation of a Stock Corporation, the names, physical and mailing address of the persons who will act as Officers until the first annual meeting of the members or until their successors replace them are as follows:

Name	**Golvala, Neville**
Title	**President**
Street Address	███████████████████████████
Mailing Address	███████████████████████████
Email	██████████████████
Expiration Date	**Indefinite**

Name	███████████
Title	█████████
Street Address	███████████████████████████
Mailing Address	███████████████████████████
Email	██████████████
Expiration Date	**Indefinite**

Name	**Buckner, Ronald H.**
Title	**Secretary, Treasurer**
Street Address	███████████████████████████
Mailing Address	███████████████████████████
Email	██████████████
Expiration Date	**Indefinite**

Article VII - Terms of Existence

The term of existence of this corporation will be:

Perpetual



Gobierno de Puerto Rico
Government of Puerto Rico
DEPARTAMENTO DE ESTADO
Department of State

CERTIFICADO DE INCORPORACIÓN
CORPORACIÓN AUTORIZADA A EMITIR ACCIONES DE CAPITAL
CERTIFICATE OF INCORPORATION
STOCK CORPORATION

PRIMERO: El nombre de la corporación es:
FIRST: The name of the corporation is:

ChoiceTrade Holdings, Inc.

El nombre corporativo deberá incluir uno de los siguientes términos o abreviaturas: Incorporado *Corporación*, Corp. o Inc.
The corporation's name must include the following terms or abbreviations: Incorporated, Corporation, Corp. or Inc.

SEGUNDO: Su oficina designada en el Estado Libre Asociado de Puerto Rico estará localizada en (dirección postal y física, incluyendo calle, número y municipio):
SECOND: Its designated office in the Commonwealth of Puerto Rico will be located at (mailing and physical address, including street, number and municipality):

Física/*Physical:*
Metro Office Park, Metro Parque
7 Street 1 Suite 204
San Juan, PR 00968

Postal/*Mailing:*
197 State Route 18
Suite 3000
East Brunswick, NJ 08816

El Agente Residente a cargo de dicha oficina es: United Corporate Services, Inc.
The Resident Agent in charge of said office is:

Dirección Física y Postal del Agente Residente:
Physical and Postal Address of the Resident Agent:

Física/*Physical:*
BBV Tower
254 Munoz Rivera Avenue, P1 Fl
San Juan, PR 00918

Postal/*Mailing:*
BBV Tower
254 Munoz Rivera Avenue, P1 Fl
San Juan, PR 00918

TERCERO: Esta es una corporación con fines de lucro cuya naturaleza o propósito son:
THIRD: This is a profit corporation which nature or purposes are:
1. Consulting Services.   2. Management Services.   3. Any other lawful business purpose

CUARTO: El número y clases de acciones que la corporación está autorizada a emitir es (indicar el valor par de cada acción o si son sin valor par):
FOURTH: The number and classes of authorized capital stock of this corporation is (indicate par value of shares or if they have no par value):
Common Stock: Forty million (40,000,000) authorized shares. Par value: one penny per share.
Preferred Stock: One hundred thousand (100,000) authorized shares. Par value: one penny per share.

La denominación, facultad, preferencia y derecho de las acciones es (indicar las condiciones, limitaciones y restricciones de cada clase, si alguna o si la Junta de Directores estará autorizada a fijarlas mediante resolución)
The denomination, faculties, preferences and rights of the stock are (indicate the conditions, limitations and restrictions of stock, if any or if they will be fixed by the Board of the Directors by corporate resolution)
Common Stock: One vote per share. Preferred Stock: Ten thousand (10,000) votes per share. All other items as fixed by shareholder vote or Board of Directors resolution

QUINTO: El nombre y la dirección postal y física (incluyendo calle, número y municipio) de cada incorporador es:
FIFTH: The name and the mailing and physical addresses (including street, number and municipality) of each incorporator is:

Neville Golvala - ███████████ ████████████

Ronald Buckner - ██████████ ████████████

SEXTO: Si las facultades de los incorporador(es) habrán de terminar al radicarse el certificado de incorporación, los nombres y las direcciones físicas y postales (incluyendo calle, número y municipio) de las personas que se desempeñarán como directores hasta la primera reunión anual de los miembros o hasta que sus sucesores los reemplacen son:
SIXTH: If the faculties of the incorporators will end upon the filing of the certificate of incorporation, the names and the physical and mailing addresses (including street, number and municipality) of the persons who will act as directors until the first meeting of the members or until their successors replace them are:

_____
_____
_____
_____

SÉPTIMO: El término de existencia de esta corporación será:
SEVENTH: The term of existence of this corporation will be:

__X__ Perpetuo   ____ Indefinido   ____ Fecha Específica: _____
   Perpetual   *Indefinite*   *Specific Date:* _____

Favor de indicar con una "X" la fecha en que la corporación tendrá vigencia:
Please indicate with an "X" the date on which the corporation will be effective:

__X__ la fecha de radicación
   the filing date

____ la siguiente fecha _____ (que no excederá noventa (90) días a partir de la fecha de radicación)
   the following date   *(which will not exceed ninety (90) days from filing date)*

Véase el párrafo B del Artículo 1.02 de la Ley General de Corporaciones para otras cláusulas opcionales.
For other optional clauses, see paragraph B of Article 1.02 of the General Corporation Law.

EN TESTIMONIO DE LO CUAL, Yo/Nosotros, __Neville Golvala__ _____,
el/los suscribiente(s), siendo el/los incorporador(es) antes señalado(s), con el propósito de formar una corporación conforme a la Ley General de Corporaciones de Puerto Rico, juro/juramos que los datos contenidos en este certificado son ciertos, hoy día __22__ del mes **October** del año **2014** .
IN WITNESS WHEREOF, I/We, __Neville Golvala__ _____
the undersigned, being the incorporator(s) hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of Puerto Rico, hereby swear that the facts herein stated are true, this __22__ *day of* **October** , **2014** .

HALA Y GOBRIAL
Notary Public
State of New Jersey
My Commission Expires Apr. 18, 2017
I.D.# 2419990

_____
Incorporador(es)
Incorporator(s)

Correo electrónico/*E-mail*: ngolvala@choicetrade.com

Cifra de Ingreso
5133 – $44.00
5134 – $66.00



Commonwealth of Puerto Rico
DEPARTMENT OF STATE
San Juan, Puerto Rico

CERTIFICATE OF AMENDMENT

I, **VÍCTOR A. SUÁREZ MELÉNDEZ, Secretary of State** of the Commonwealth of Puerto Rico,

CERTIFY: That on **April 04, 2016**, at **11:52 AM**, **CHOICETRADE HOLDINGS, INC.**, registry number **344413**, performed the following amendment:

Change of Resident Agent

Previous	Current
United Corporate Services, Inc.	**ChoiceTrade Holdings, Inc.**
BBV Tower, 254 Munoz Rivera Avenue, P1 Fl, San Juan, PR, 00918	**151 San Francisco Street, Suite 200, SAN JUAN, PR, 00901**
BBV Tower, 254 Munoz Rivera Avenue, P1 Fl, San Juan, PR, 00918	**151 San Francisco Street, Suite 200, SAN JUAN, PR, 00901**
adtoro@fgrlaw.com	
(787) 759-3210	



IN WITNESS WHEREOF, the undersigned by virtue of the authority vested by law, hereby issues this certificate and affixes the Great Seal of the Commonwealth of Puerto Rico, in the City of San Juan, Puerto Rico, today, **April 4, 2016.**

VÍCTOR A. SUÁREZ MELÉNDEZ
Secretary of State



Commonwealth of Puerto Rico
Department of State

Transaction Date: 04-Apr-2016
Register No: 344413
Order No: 1027459

Commonwealth of Puerto Rico
Department of State

Amendment to Articles of Incorporation

344413 - CHOICETRADE HOLDINGS, INC.

A resolution was adopted setting forth (a) proposed amendment(s) to the Certificate of Incorporation of said corporation, declaring said amendment(s) to be advisable.

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the following Article(s)

Resident Agent

The name, street and mailing address of the Resident Agent in charge of said office is:

Name	**ChoiceTrade Holdings, Inc.**
Street Address	**151 San Francisco Street, Suite 200, SAN JUAN, PR, 00901**
Mailing Address	**151 San Francisco Street, Suite 200, SAN JUAN, PR, 00901**
Email	
Telephone	

Supporting Documents

Document	Date Issued
Corporate Resolution	04-Oct-2015

STATEMENT UNDER PENALTY OF PERJURY

IN WITNESS WHEREOF, I, Golvala, Neville [Owner] the undersigned, being authorized to file amendment(s) for the corporation, hereby swear that the facts herein stated in this certificate are true, this 4th day of April, 2016.